SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-9912

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employee Savings and Profit Sharing
Plan of NOVA Chemicals Inc.
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVA Chemicals Corporation
Post Office Box 2518, Station M
1000 Seventh Avenue SW
Calgary, Alberta T2P 5C6

1.	The Audited Financial Statements, including the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits, attached hereto as Exhibit “A”.

2.	The Consent of Independent Registered Public Account Firm which is attached hereto as Exhibit “B”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Employee Savings and Profit Sharing Plan of NOVA Chemicals Inc.

	/S/ MARILYN HORNER	/S/ LARRY A. MACDONALD
	Signature	Signature

	MARILYN HORNER	LARRY A. MACDONALD
	(Print Name)	(Print Name)

Date:	June 22, 2007